MINNESOTA SOCCER HOLDINGS, GBC
a Minnesota public benefit corporation

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

The undersigned, being an authorized officer of Minnesota Soccer Holdings, GBC (the *"Corporation"*), a corporation organized on March 17, 2021, confirms and certifies that these Amended and Restated Articles of Incorporation have been adopted in accordance with the Minnesota Business Corporation Act, Minnesota Statutes chapter 302A, and the Minnesota Public Benefit Corporation Act, Minnesota Statutes chapter 304A (collectively the *"Acts"*), to amend the Articles of Incorporation of the Corporation. These Amended and Restated Articles of Incorporation are intended to amend and restate in their entirety the Articles of Incorporation of the Corporation, effective as of the date set forth below, to read in full as follows:

ARTICLE I
NAME

The name of the Corporation is Minnesota Soccer Holdings, GBC.

ARTICLE II
GENERAL BENEFIT CORPORATION

The Corporation is a general benefit corporation and elects to pursue general public benefit.

ARTICLE III
REGISTERED OFFICE

The address of the registered office of the Corporation is 2910 Waters Road, Suite 100, Eagan, MN 55121.

ARTICLE IV
SHARES AND VOTING RIGHTS

4.1 **Authorized Shares**. The Corporation may issue three classes of shares (each a *"Share"*): Common Class A Shares (*"Class A Shares"*), Common Class B Shares (*"Class B Shares"*), and Preferred Class C (*"Class C Shares"*). The aggregate number of shares that the Corporation may issue (the authorized shares) is 500,000 shares, of which the Corporation may issue up to: 150,000 Class A Shares; 100,000 Class B Shares; and 100,000 Class C Shares (with the remainder being reserved for subsequent classes). Each share has a par value of One Cent ($0.01). The board of directors of the Corporation (the *"Board"*) has the authority to issue authorized shares, establish more than one class or series of Shares, and to fix the relative rights and preferences of any such different class or series.

4.2 **Voting Rights**. Each Share receives one vote. Holders of Class A Shares (*"Class A Shareholders"*) and holders of Class C Shares (*"Class C Shareholders"*) will be entitled to vote on any action required or permitted to be taken by the Shareholders. The holders of Class B

Shares ("**Class B Shareholders**") have limited voting rights. The Class B Shareholders are divided into two subclasses, namely Class B Shareholders who participated in the 2022 crowdfunding raise (the "**Class B-1 Shareholders**") and the Class B Shareholders who participated in the 2024-25 crowdfunding raise ("**Class B-2 Shareholders**"). The Class B-1 Shareholders pool their votes and assign them to a lead investor for the Class B-1 Shareholders (the "**B-1 Lead Investor**"), and the Class B-2 Shareholders pool their votes and assign them to the lead investor for the Class B-2 Shareholders (the "**B-2 Lead Investor**"). The B-1 Lead Investor and B-2 Lead Investor are required to vote according to the majority interests of their respective shareholders. The lead investors for each subclass were appointed through the crowdfunding process, and in the event that a lead investor dies, resigns his or her position, or fails to vote on any resolution which requires his or her vote, then the subclass of those Class B Shareholders shall replace the lead investor by a majority vote within 30 days from notice being sent by the Board to those Class B Shareholders as set forth in the Bylaws. If the relevant subclass of Class B Shareholders does not appoint a lead investor within 30 days of notice being sent, then the Board may appoint one of the Class B Shareholders as the lead investor provided that the new lead investor is a Class B Shareholder from that subclass and provided that the new lead investor consents to the appointment. Additionally, the Class B Shareholders are entitled to vote only on each of the following actions required or permitted to be taken by the shareholders:

(a)   The termination of the Corporation's status as a public benefit corporation;

(b)   Any merger, exchange, conversion, or transfer but only to the extent that such a merger, exchange, conversion, or transfer would have the effect of terminating the status of the Corporation as a public benefit corporation;

(c)   Any amendment to these Articles of Incorporation which adds, amends, or deletes a specific public benefit purpose;

(d)   The election of up to two (2) directors, as further set forth in Section 4.3;

(e)   Any amendment to this Section 4.2 or Section 4.3; and

(f)   Any amendment to Bylaws 3.2 (Number of Directors), 3.3 (Term and Appointment of Directors), 3.4 (Community-Owner Director Elections), 3.5 (No Cumulative Voting), 3.6 (Removal of a Director), or 3.7 (Vacancy on the Board).

4.3   **Election of Directors**. Class A Shareholders will fix the number of directors of the Corporation from time to time in the manner provided in the Bylaws of the Corporation, but the number of directors may not be fewer than four (4). Class A Shareholders will be entitled to elect at least two (2) directors. Class B Shareholders will be entitled to elect at least two (2) directors. Class C Shareholders will be entitled to elect at least two (2) directors. Other directors may be elected by a majority vote of the Board.

4.4   **Protective Provisions for Class A Shareholders**. In addition to the other voting rights of the holders of Class A Shares ("**Class A Shareholders**"), the Class A Shareholders shall have the following protective rights: the affirmative vote of a majority of the Class A Shareholders, voting as a separate class, is required for: (a) any of the following (each of which constitutes a "**Change of Control**"): (i) a sale of all or substantially all of the assets of the

Corporation, (ii) a sale (or series of sales) of over fifty percent (50%) of the then outstanding Shares, or (iii) issuance of additional Shares valued at greater than or equal to fifty percent (50%) of the valuation of the Corporation prior to the issuance of those Shares, or (iv) issuance of, or any agreement(s) to issue, additional Shares to any one person (or related entities) the result of which would cause that person, alone or with any related entities, to own greater than or equal to thirty-three percent (33%) of the valuation of the Corporation after the issuance of those Shares; (b) the termination or winding down of the Corporation, and (c) the declaration by the Corporation of bankruptcy.

ARTICLE V
NO CUMULATIVE VOTING

The Corporation does not allow cumulative voting for directors except to the extent required by the Bylaws of the Corporation.

ARTICLE VI
DISSENTERS' RIGHTS

A shareholder's right to dissent from or obtain payment for the fair value of the shareholder's shares are limited to the fullest extent permitted by Minnesota law. In accordance with Minnesota Statutes section 302A.471, subdivision 1(a) (or similar provisions of future law), a shareholder will have no right to dissent from, and obtain payment for the fair value of the shareholder's shares in the event of, an amendment of these Articles of Incorporation that materially and adversely affects the rights or preferences of the shares of the dissenting shareholder in that it: (a) alters or abolishes a preferential right of the shares; (b) creates, alters, or abolishes a right in respect of the redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares; (c) alters or abolishes a preemptive right of the holder of the shares to acquire shares, securities other than shares, or rights to purchase shares or securities other than shares; or (d) excludes or limits the right of a shareholder to vote on a matter or to cumulate votes. For the avoidance of doubt, notwithstanding any provision in this Article VI to the contrary, a shareholder may dissent from and obtain payment for the fair value of the shareholder's shares in the event of a termination of public benefit corporation status, as provided in Minnesota Statutes section 304A.103, subdivision 3.

ARTICLE VII
PREEMPTIVE RIGHTS

A shareholder does not have any preemptive rights by virtue of the Minnesota Business Corporation Act (or similar provisions of future law) to subscribe for, purchase, or acquire any shares of the Corporation of any class, whether unissued, or now or hereafter authorized, or any obligations or other securities convertible into or exchangeable for shares. A shareholder will not have any options or warrants to purchase, subscribe for, or otherwise acquire any new or additional Shares, or any bonds, notes, debentures, or other securities convertible into, or carrying options or warrants to purchase, subscribe for, or otherwise acquire, any new or additional Shares except as approved by the Shareholders in accordance with these Articles.

ARTICLE VIII
ACTION BY SHAREHOLDERS WITHOUT MEETING

Any action required or permitted to be taken at a meeting of the shareholders of the Corporation may be taken without a meeting by written action signed, or consented to by authenticated electronic communication, by the shareholders having voting power equal to the voting power that would be required to take the same action at a meeting of the shareholders at which all shareholders were present, but in no event may written action be taken by the shareholders holding less than a majority of the voting power of all shares entitled to vote on that action.

ARTICLE IX
ACTION BY THE BOARD OF DIRECTORS WITHOUT MEETING

Any action required or permitted to be taken by the board of directors of the Corporation may be taken by written action signed, or consented to by authenticated electronic communication, by the number of directors that would be required to take the same action at a meeting of the board of directors at which all directors then in office were present, provided that the action is one for which shareholder approval is not required.

ARTICLE X
LIMITATION ON DIRECTOR LIABILITY

10.1 A director's personal liability to the Corporation or the shareholders for monetary damages for breach of fiduciary duty as a director is eliminated, except for duties which cannot be limited or eliminated under the Acts which are:

(a) For any breach of the director's duty of loyalty to the corporation or its shareholders;

(b) For acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

(c) Under Minnesota Statutes section 302A.559 (illegal distributions) or section 80A.76;

(d) For any transaction from which the director derived an improper personal benefit; or

(e) For any act or omission occurring prior to the date these Articles of Incorporation are filed and effective.

10.2 In discharging the duties of the position of a director, a director shall act in good faith and with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and: (a) shall consider the effects of any proposed, contemplated, or actual conduct on: (i) the Corporation's ability to pursue the general public benefit; (ii) the interests of the Corporation's employees, customers, and creditors, the economy of the state and nation, community and societal considerations, and the long-term as well as short-term interests of the Corporation and the shareholders (including the possibility that these interests may be best served by the continued independence of the Corporation), and (iii) the pecuniary interests of its shareholders; and (b) shall not give regular, presumptive, or permanent priority to (i) the pecuniary interests of the shareholders, or (ii) any other interest or consideration unless these Bylaws identify the interest or consideration as having priority. Any disinterested failure to satisfy clauses 2(a)(i) through (2)(b)(ii) above will not constitute a breach of the duty of loyalty.

10.3   If the Acts are amended to authorize the further elimination or limitation of the liability of the directors, then the liability of each director to the Corporation, in addition to the limitation on personal liability provided in this Article X, will be limited to the fullest extent permitted by the amended Acts. Any repeal or modification of this Article IX by the shareholders will be only prospective and will not adversely affect any limitation on the personal liability of, or any right or protection as, a director of the Corporation existing at, or with respect to, any act or omission that occurred prior to the date of such repeal or modification.

ARTICLE XI
MISCELLANEOUS

These Amended and Restated Articles of Incorporation were adopted by a duly approved by written action of the shareholders and the board of directors of the Corporation. These Amended and Restate Articles of Incorporation do *not* provide for any exchange or cancellation of issued Shares. These Amended and Restated Articles of Incorporation restate and supersede the Articles of Incorporation of the Corporation and any prior amendments in their entirety.

[Signature Page Follows]

Docusign Envelope ID: 05AAC69B-7507-4408-B08D-34E6C1F371BE

IN WITNESS WHEREOF, the undersigned officer executes these Amended and Restated Articles of Incorporation on this 24th day of March 2025.


MINNESOTA SOCCER HOLDINGS, GBC
a Minnesota public benefit corporation

By: _Allison N. Schmidt_
Name: Allie Schmidt
Title: Chief Executive Officer


*Signature Page to the Amended and Restated Articles of Incorporation for
Minnesota Soccer Holdings, GBC*

4908-5011-9954, v. 4



Work Item 1559498400022
Original File Number 1224989400046

STATE OF MINNESOTA
OFFICE OF THE SECRETARY OF STATE
FILED
05/06/2025 11:59 PM

Steve Simon
Secretary of State